SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CB Richard Ellis Group, Inc.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock

(Title of Class of Securities)

12497T101

(CUSIP Number of Class of Securities (Underlying Common Stock))

Laurence H. Midler

Executive Vice President, General Counsel and Secretary

CB Richard Ellis Group, Inc.

11150 Santa Monica Boulevard, Suite 1600

Los Angeles, California 90025

(310) 405-8900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,121,364	$620.57

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Company’s common stock that are eligible for exchange will be tendered for new restricted stock or new options and cancelled pursuant to this offer. The options eligible for exchange have a value of $11,121,364 calculated using the Black-Scholes option pricing method.

**	Calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $620.57	Form or Registration No.: 005-61805
Filing Party: CB Richard Ellis Group, Inc.	Date Filed: June 5, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on June 5, 2009, as amended and supplemented by Amendments No. 1 and 2 to the Schedule TO, by CB Richard Ellis Group, Inc. (the “Company”) in connection with the Company’s offer to exchange certain outstanding options to purchase shares of the Company’s Class A common stock for new restricted stock (or in France and Canada, new options) (the “Exchange Offer”).

Extension of the Exchange Offer

The Company has extended the expiration date of the Exchange Offer to July 8, 2009. Throughout the Schedule TO and Exhibits, all references to the expiration date of the Exchange Offer, which was originally scheduled to occur at 9:00 p.m. Pacific Time on July 2, 2009, are hereby amended to extend the expiration date of the Exchange Offer to 9:00 p.m., Pacific Time, on July 8, 2009. Additionally, all references to the cancellation date and new award grant date, which were originally scheduled to be July 6, 2009 are hereby amended to be July 9, 2009.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following Exhibit:

(a)(1)(xi)	Form of e-mail to Eligible Employees Announcing Extension of the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

Date: July 6, 2009	CB RICHARD ELLIS GROUP, INC.

	By:	/s/ ROBERT E. SULENTIC
Robert E. Sulentic Chief Financial Officer

INDEX TO EXHIBITS

(a)(1)(i)*	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Restricted Stock, dated June 5, 2009.

(a)(1)(ii)*	Form of Communication to Eligible Employees announcing the opening of the option exchange, to be delivered via e-mail on June 5, 2009.

(a)(1)(iii)*	Form of Election/Withdrawal Materials.

(a)(1)(iv)*	Form of confirmation to Eligible Employees of receipt of election to participate.

(a)(1)(v)*	Form of confirmation to Eligible Employees of receipt of election to withdraw.

(a)(1)(vi)*	Form of reminder e-mails to Eligible Employees.

(a)(1)(vii)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 2, 2009 (incorporated herein by reference).

(a)(1)(viii)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Securities and Exchange Commission on May 11, 2009 (incorporated herein by reference).

(a)(1)(ix)*	Form of email to Eligible Employees regarding Information Sessions.

(a)(1)(x)*	Form of presentation materials to Eligible Employees.

(a)(1)(xi)†	Form of e-mail to Eligible Employees Announcing Extension of the Exchange Offer.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Definitive Proxy Statement on Schedule 14A for the Company’s 2009 Annual Meeting of Stockholders filed on April 23, 2009 is hereby incorporated by reference.

(b)	Not applicable.

(d)(1)	Second Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 6, 2008).

(d)(2)	Amendment No. 1 to the Second Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2009).

(d)(3)*	Form of Stock Option Agreement.

(d)(4)*	Form of Restricted Stock Agreement.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

†	Filed herewith